UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: . . . . .3235-0058
Washington, D.C. 20549	Expires: . . . . . . October 31, 2018
Estimated average burden
Hours per form. . . . . . . . 2.50
FORM 12b-25
SEC FILE NUMBER
001-37685

NOTIFICATION OF LATE FILING	CUSIP NUMBER
70423R 102

(Check One): [  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [  ] Form 10-D [  ] Form N-SAR [  ] Form N-CSR

For Period Ended: March 31, 2018

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I – REGISTRANT INFORMATION

PAVmed Inc.

Full Name of Registrant

N/A

Former Name if Applicable

One Grand Central Place, 60 E. 42nd Street, Suite 4600

Address of Principal Executive Office (Street and Number)

New York, New York 10165

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, NBSAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Registrant is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 because the Registrant is still compiling information for the subject Form 10-Q, particularly as it relates to matters involving the multiple securities exchange offers during the three months ended March 31, 2018 and preparation of the registration statement for its proposed equity subscription rights offering. It is anticipated the subject Form 10-Q will be filed with the U.S. Securities and Exchange Commission within the prescribed deadline.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dennis M. McGrath	(212)	949-4319
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a net loss attributable to common stockholders of approximately $3.4 million for the three months ended March 31, 2018, with such amount including: approximately $1.0 million of non-cash charges (net) related to preferred stock, $0.3 million of stock-based compensation, and $0.5 million (inclusive of $0.3 million non-cash) of interest expense. This compares to a net loss attributable to common stockholders of approximately $4.3 million for the three months ended March 31, 2017, with such amount including: approximately $2.1 million of non-cash charges (net) related to preferred stock and $0.3 million of stock-based compensation. There was no interest expense incurred in the first quarter of 2017.

PAVMED INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2018	By:	/s/ Dennis M. McGrath
Dennis M. McGrath, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).